[SOUTHERN IOWA BIOENERGY LLC LETTERHEAD]
April 12, 2006
U.S. Securities & Exchange Commission
Attn: H. Christopher Owings
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Southern Iowa BioEngery LLC
Registration Statement on Form SB-2
Filed February 10, 2006
File No. 333-131775
Dear Mr. Owings:
We are in receipt of your letter dated March 9, 2006 providing comments on our registration statement on Form SB-2 as filed on February 10, 2006. We reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses in the corresponding revisions to our registration statement, set forth below are each of your comments in chronological order immediately followed by our responses. In addition, we are enclosing a marked Pre-effective Amendment No. 1 to Form SB-2, which includes the revisions made pursuant to your comments.
General
          1. The securities you are offering for sale at $1,000 per unit include a deferred payment option. Specifically, investors may pay a minimum initial 10% of the purchase price in cash, and provide up to the remaining 90% of the purchase price by means of a promissory note that is payable upon written notice by the company, which may occur after the end of the subscription period. Rule 10b-9 under the Securities Exchange Act of 1934 is applicable to this minimum-maximum offering, and requires the prompt refund of the consideration paid for the securities unless, among other things, “the total amount due to the [issuer] is received by [the issuer] by a specific date.” See Rule 10b-9(a)(2). With a view to better disclosure, please provide us with an analysis as to whether receipt of promissory notes, in lieu of cash, to meet the $20,000,000 minimum prior to the offering termination date would be consistent with Rule 10b-9(a)(2). In addition, please describe the deferred payment option on the cover page and in the summary.
          Answer: Although an investor may utilize the deferred payment option, we will not break escrow until we have received cash proceeds of at least the $20,000,000 minimum. The notes will not be counted towards this minimum.

          2. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus.
          Answer: We do not anticipate utilizing any gatefold information. However, if we do, we will promptly forward the same to you.
          3. Your statement that “[i]nvestments will be held in escrow until the earliest of...” conflicts with the provisions in section 7 of your escrow agreement that indicate that the agreement will be terminated one year and one day following the effective date of the registration statement and in no event later than three months after the termination date of the offering. Please revise or advise.
          Response: The prospectus has been revised as suggested.
Cover Page of Prospectus
          4. We note the significant restrictions on transfer that will be imposed upon your units. Please briefly describe the restrictions on the cover page of your prospectus. Similarly, on page 15 under “[w]e have placed significant restrictions on transferability...,” please describe the restrictions.
          Response: The prospectus has been revised as suggested.
          5. Please revise the cover page, summary, and plan of distribution to clarify the conditions of this minimum-maximum offering and when investors may expect prompt refund of their investment in the event these conditions are not met. We note that it appears that the offering will terminate one year from the effective date of the registration statement, and that investors will have their investments promptly refunded to them if you do not raise the minimum offering amount of $20,000,000 in cash and obtain a written debt financing commitment of at least $18,750,000 by the termination date of the offering, or if you terminate the offering for any reason prior to the termination date. Please revise or advise us.
          Response: The prospectus has been revised as suggested.
          6. Please revise to state that proceeds will be held in an escrow account at Great Western Bank. Refer to Item 501(a)(9)(iii) of Regulation S-B.
          Response: The prospectus has been revised as suggested.
          7. Please revise to clarify the second-to-last sentence in the first paragraph. It appears that you may be referring to whether or not you decide to build a transportation facility. Further, you may consider omitting the last sentence in the first paragraph since you already discuss debt financing in the third paragraph.
          Response: The prospectus has been revised as suggested.

Summary, page 1
          8. The Summary section is intended to provide a brief overview of the most material aspects of the offering. In this regard, we note that your discussion of the four phases of the project on pages 2 and 3 is identical to your discussion on pages 23 and 24. Refer to the instructions to item 503(a) of Regulation S-B.
          Response: The prospectus has been revised as suggested.
Important Notices to Investors, page 4
          9. We note your statement that, “During the course of the offering of the units and prior to the sale of the units, each prospective purchaser...[may] obtain additional information....concerning the terms and conditions of this offering... Similarly, we note your disclosure on page 56 that, “In addition to and apart from this prospectus, we may use certain sales material in connection with this offering.” With respect to these sales materials, please tell us whether they will meet the requirements of section 10 and how you intend to comply with section 5 of the Securities Act, rule 164 under the Securities Act of 1933 and rule 433 of Regulation C. Please tell us in greater detail the type of promotional and sales material you will use, how and when you will distribute it, and whether any written communications that may not be preceded or accompanied by this prospectus will comply with rule 134 under the Securities Act of 1933. Also tell us whether you plan to use the Internet or any other electronic distribution procedures in connection with this offering. If so, please provide us with screen shots of any Internet pages to be used in connection with the distribution.
          Response: We have not identified the promotional and sales materials we expect to use. However, if we do choose to use sales materials, we intend to comply with the rules and regulations regarding their use. All promotional and sales materials will be forwarded to the SEC prior to their use.
Risk Factors, page 5
          10. We note from your disclosure that you will engage in forward contracting and hedging strategies to manage your commodity risk exposure. Please describe any material risk that may result from engaging in these activities.
          Response: The prospectus has been revised as suggested.
          11. We note that on page 46 under “Air Pollution Construction and Operation Permits,” you state that if you are required to obtain a Title V permit then you will subject to additional compliance and management costs. Please discuss this risk to your business.
          Response: The prospectus has been revised as suggested.
          12. Please discuss the anti-takeover risk of your staggered board.
          Response: The prospectus has been revised as suggested.

We are not experienced in selling securities...page 7
          13. We note your statement that, “Our directors have significant responsibilities in their primary occupations in addition to trying to raise capital.” Please disclose the “primary occupations” of these directors and quantify the “significant portion” of their time that you expect they will have available to devote to offering your securities.
          Response: The prospectus has been revised as suggested.
Agreements that have not yet been...page 8
          14. Please clarify in the risk factor heading the risk posed to investors and you. This risk appears to describe the fact that you do not have binding agreements with REG and others. With regard to the REG risk, REG is the party who is to build your facility and upon whose estimates you have determined the amount and structure of your offering. This would appear to be a material risk not reflected in your risk heading which is fairly generic.
          Response: The prospectus has been revised as suggested.
We have a history of losses and may not ever operate profitably, page 8
          15. Please add a risk factor that discusses the fact that you are a development stage company, without any operating history, and that you do not currently own or operate any biodiesel facilities. In this regard, please revise the other risk factors that discuss biodiesel plants, production or regulation to clarify that you do not currently own or operate any biodiesel facilities.
          Response: The prospectus has been revised as suggested.
Determination of Offering Price, page 17
          16. You state that you determined the unit offering price based on your estimate of capital and expense requirements. However, even if you receive the maximum funds, you will still require approximately $19,000,000 in loans and other financing after your offering. Therefore, please provide the factors you considered in determining the offering price of $1,000. Seem Item 504 of Regulation S-B. For example, why did you not set the offering price at a higher figure so that you would not have to borrow funds if you sold the maximum number of units? Finally, please consider whether your recent private placements at $500 per unit contributed to the calculation of the offering price.
          Response: We determined the unit offering price based upon our estimate of capital and expense requirements. However, once we determined our anticipated capital and expense requirements, we elected to obtain debt financing to complete our project instead of raising the entire project cost through this offering because we anticipate that the rate of return we will pay to investors will exceed the rate of interest paid to a lender to obtain debt financing.

Dilution, page 18
          17. Please revise your dilution table to reflect offering proceeds net of estimated offering expenses. Please also similarly revise your capitalization table. In addition, please review the third bullet item to clarify that the amounts represent “pro forma net tangible book value per unit at October 31, 2005, as adjusted for the sale of units.”
          Response: The prospectus has been revised as suggested.
Capitalization, page 19
          18. Please revise to include your October 31, 2005 note payable balance of $40,000.
          Response: The prospectus has been revised as suggested.
Management’s Discussion and Analysis and Plan of Operation, page 21
          19. Please expand this section to discuss any known trends, or uncertainties that are reasonably likely to have a material effect on your operations, revenues, income, or liquidity. In doing so, please discuss the industry wide factors relevant to your business. For additional guidance, please refer to SEC Releases 33-6835, 33-8056, and 33-8350 and Item 303 of Regulation S-B.
          Response: The prospectus has been revised as suggested.
Plan of Operations Until Start-Up of Biodiesel Plant, page 21
          20. Please substantially revise this section to describe the steps you have taken and the material events or steps that will be required in order to complete he biodiesel plant and to generate revenues. Please also address the material risks, conditions or contingencies to the achievement of those events or steps, the funds needed to implement each step, and a timetable for the commencement of each proposed activity. For example, disclose when you intend to make decisions about the site selection and begin construction or enter into definitive agreements. Further, please revise to clarify what specific steps are required in each phase of construction. In addition, we note that you have already raised some funds through private financing, obtained grants and loans, purchased land, and made payments to REG, and completed a merger wit Nodaway. Please include a discussion of your historical results of operations.
          Response: The prospectus has been revised as suggested.

Liquidity and Capital Resources, page 24
          21. Please tell us how you will identify potential bank lenders. We also note that you expect to pay near the prime rate on this loan. Discuss the basis for this statement.
          Response: We anticipate identifying potential lenders through our existing contacts and those lenders with experience in value added agricultural lending. We based our expectations on prime rate based upon rates used in similar value added agriculture projects.
Estimated Use of Proceeds, page 27
          22. We note your disclosure that directors and officers do not currently receive any compensation. However, if you plan to compensate directors and officers in the future, revise the table on page 28 to include a footnote indicating the amount and the category in which you included director and employee salaries and benefits.
          Response: We currently have no plan to compensate our officers and directors.
Description of Business, page 29
          23. Please disclose your form and year of organization. See Item 101(a)(1) of Regulation S-B. Please also revise to include a brief corporate history. Further, please clarify that you are a newly formed, development stage company that is not yet operational, that you have not yet designed or developed any biodiesel facilities, and have not generated any revenues to date.
          Response: The prospectus has been revised as suggested.
          24. Please revise to include an appropriate subject heading before your discussion of the biodiesel industry.
          Response: The prospectus has been revised as suggested.
          25. Please review your disclosure and ensure that you identify the source for the industry and scientific data that you provide. Currently, you prominently include many factual statements, but you do not always indicate whether the source of this information is based upon management’s belief, industry data, scientific reports, general articles, or any other source. For example, we note the following:
•	“Biodiesel is a clean-burning alternative fuel produced from domestic, renewable resources for use in compression ignition (diesel) engines.” (page 29)

•	“The Biodiesel Process Mass Balance Chart.” (page 30)

•	“Biodiesel is made from renewable sources and provides environmental benefits over petroleum diesel, including reduced emissions of carbon dioxide, carbon monoxide, particulate matter, and sulfur.” (page 35)
These are only examples. If the statements are based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon third-party statements, reports or articles please provide us with support for these statements. Please set forth in the prospectus the dates of all the reports cited. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, tell us whether the source of each is publicly available without cost or at a nominal expense. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-B for additional guidance. Alternatively, you may adopt these statements as your own.
          Response: We have revised the prospectus as requested. Additionally, enclosed for your review are copies of studies and reports cited in our prospectus. Relevant portions from these documents have been highlighted to facilitate your review.
•	US Department of Energy Alternative Fuels Data Center, Alternative Fuel Price Report (cited in DESCRIPTION OF BUSINESS – Biodiesel Pricing).

•	Ascendant Partners, Inc. Feasibility Study (cited in DESCRIPTION OF BUSINESS – Construction and Timetable for Completion of the Project and MANAGEMENT’S DISCUSSION OF PLAN OF OPERATIONS – Plan of Operations Until Start-Up of Business).

•	On pages 12 and 37, we refer to industry sources such as the National Biodiesel Board and Iowa State University as sources for pour point information. Enclosed and highlighted are reports from the National Biodiesel Board and Iowa State University indicating the pour points for certain types of diesel fuel.

•	On page 32, we have revised the prospectus to indicate that the National Biodiesel Board states that biodiesel is a clean-burning alternative fuel. We have enclosed a copy of the webpage “Biodiesel Basics” dated March 30, 2006 indicating the National Biodiesel Board’s position.

•	On page 33, under the section entitled “The Biodiesel Production Process,” we have revised the prospectus to indicate that the Biodiesel Process Mass Balance flow chart reflects management’s belief of the typical product yields. This is based upon information from the National Biodiesel Board. Enclosed is a report from the National Biodiesel Board on biodiesel production.

•	On page 35, under the section entitled “General Demand,” we state that “biodiesel is made from renewable sources and provides environmental benefits over petroleum diesel, including reduced emissions of carbon dioxide, carbon monoxide, particulate matter, and sulfer.

We believe this is true based on industry and government reports. Enclosed is a report from the USDA Economic Research Service entitled U.S. Biodiesel Development: New Markets for Conventional and Genetically Modified Agricultural Fats and Oils and a biodiesel emissions fact sheet from the National Biodiesel Board..

•	On pages 10, 13, 39, and 43, we have revised the prospectus to indicate that the annual production capacity for 2005 was 75 million gallons. Enclosed in a copy of the National Biodiesel Board’s “Estimated US Biodiesel Production” graph.

•	On page 45, under the section entitled “Our Primary Competition.” we revised the map and table reflecting active plants in the U.S. We also included a report dated March 2, 2006 from the National Biodiesel Board reflecting the information.
Our Primary Competition, page 39
          26. We note that state you that in 2004 approximately 40 million gallons of biodiesel were produced. However, on pages 11, 13, and 35 you cite the 2004 production figure as 80 million gallons. Please reconcile.
          Response: The prospectus has been revised as suggested.
Strategic Partners and Development Services Team, page 44
          27. Please describe REG’s and West Central Cooperative’s experience with the construction, operation, and marketing of biodiesel facilities. Disclose how many biodiesel facilities each is currently involved in, the services provided and if any are operational, discuss how long the facilities have been operational and their production levels.
          Response: The prospectus has been revised as suggested.
Construction and Timetable for Completion of the Project, page 45
          28. Please revise to further describe your current construction schedule and budget and what steps you have completed. State the estimated costs and a timetable for each step of design, development and construction, as well as the costs associated with each component of your proposed facility. For example, disclose what services were provided for the payments made to REG and discuss the recent private financing, loans and grants obtained and how the proceed were used. In addition, please clarify when you expect to make decisions about the site location and enter into agreements for the design and construction of the biodiesel plant or transportation facility.
          Response: The prospectus has been revised as suggested.

Business Experience of Directors and Officers, page 48
          29. Please revise to describe the business experience of each director and executive for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(a)(4) of Regulation S-B.
          Response: The prospectus has been revised as suggested.
Security Ownership of Certain Beneficial Owners and Management, page 50
          30. We note that you show the amounts to be owned after the offering; please revise to disclose the ownership information before the offering, as of the most recent practicable date.
          Response: Please see column on chart titled “Percent of Class Prior to Offering”.
Certain Relationship and Related Party Transactions, page 51
          31. We note that you have identified REG as a “promoter.” Please tell us why you do not consider West Central Cooperative to be a promoter. Refer to the definition of “promoter” in Rule 405 of the Securities Act.
          Response: A “promoter” is defined under Rule 405 of the Securities Act as a person that directly or indirectly takes initiative in founding and organizing the business or (ii) any person who will receive, in exchange for services or property, 10% or more of any class of securities of the issuer or 10% or more of the proceeds from the sale. West Central Cooperative was not a party to the founding and organizing of the business. We anticipate that West Central Cooperative will manage our plant, procure our inputs and market our products. West Central Cooperative will not receive any class of our securities in exchange for the services provided. We anticipate that West Central Cooperative will be compensated from our operational income and not from our proceeds of this offering. If we are to make some payments to West Central Cooperative from our proceeds prior to the plant being operational, we expect those payments to be less than 10%of the proceeds of this offering.
          32. Please disclose the payments made to date to each of REG and West Central Cooperative and describe any future payment arrangements. Further, please describe the nature of your affiliate with West Central Cooperative. Please also identify any common officers, directors or beneficial owners between you and each of REG and West Central.
          Response: The prospectus has been revised as suggested.
Plan of Distribution, page 52
          33. We note that it appears that your directors will participate in offering units. For example, we note that you list the telephone numbers of each director on page 5 and in the subscription agreement, so that investors may contact the directors to discuss the offering. Please disclose the exemption from broker-dealer registration that your directors and any other offering participants plan to rely upon. In this regard, if you intend to rely on Rule 3a4-1, please provide us with a detailed analysis demonstrating how each individual satisfies the conditions of the exemption. We may have further comments.

          Response: We have revised this disclosure as suggested. The analysis of our basis for reliance on rule 3a4-1 of the Exchange Act with respect to each element of the Safe Harbor is set forth as follows:
1. The directors and officers referenced as people who will sell on behalf of the registrant are not subject to statutory disqualification, as defined in Section 3a39 of the Act, at the time of their participation.
2. The directors and officers are not compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions and securities.
3. The directors and officers are not at the time of their participation associated persons of a broker or dealer.
4. The directors and officers meet all the following conditions:
•	the directors and officers primarily perform or are intended primarily to perform at the end of the offering substantial duties for or on behalf of the registrant, otherwise then in connection with transactions and securities; and

•	the directors and officers were not brokers or dealers or associated persons of a broker or dealer, within the preceding twelve months; and

•	the directors and officers do not participate in selling an offering of securities for any issuer more than once every 12 months.
          34. Please revise to disclose that affiliates may purchase units in order to meet the minimum offering amount, as indicated on page 50. Please also disclose the maximum amount that may be purchased by affiliates and state whether these units would be purchased for investment or resale.
          Response: The prospectus has been revised as suggested.
Escrow Procedures, page 55
          35. We note that according to your disclosure and section 6 of the escrow agreement, you intend to invest the escrow funds in money market funds, repurchase agreements, common funds, or mutual funds. These securities do not enable the escrow agent to “promptly” release or return investors’ funds and therefore, are not permissible investments within the meaning of Rule 15c2-4. Please revise or advise us.

          Response: Please note that Section 6 of the Escrow Agreement provides that the escrow agent will hold all funds received in the offering in Federal Government Obligations or obligations issued and/or guaranteed as to principal and interest by the U.S. Government or common funds or mutual funds which invest primarily in such obligations. We believe holding the funds under such arrangements will allow us to promptly release or return an investor’s funds as contemplated in Rule 15c2-4 and offer our investors protection in excess of the FDIC limits of the financial institution holding the funds.
Description of Membership Units, page 56
          36. Please revise to disclose the number of unit holders. Refer to Item 201(b) of Regulation S-B.
          Response: The prospectus as been revised as suggested.
Financial Statements, page F-1
Statement of Operation, page F-4
          37. Please tell us why you present grant income as a component of “Other Income” rather than as a direct reduction of operating expenses. Based on your disclosures in Notes 2 and 8 on pages F-8 and F-11 it appears that the grant income received relates to reimbursement of expenses incurred. To the extent that you revise your statement of operations, please ensure that your note disclosure indicates the amount of grant income received that was reflected as a direct reduction of operating expenses. Please revise or advise.
          Response: Grant income is presented as a component of “Other Income” because the grants received are not for incremental expenses. The grants are intended to reimburse certain qualified expenses, which would have been incurred regardless of whether the grant was received. The most authoritative direct guidance on this issue is from International Accounting Standard 20, Accounting for Government Grants and Disclosure of Government Assistance. Paragraph 29 allows grants related to income to either be presented as “Other Income” or deducted in reporting the related expense. Paragraph 30 clarifies that it may be inappropriate to net income and expense items and that separating the grant income from expenses allows for better comparison if the expenses are not affected by the grant. Since the expenses incurred by Southern Iowa BioEnergy are not incremental expenses incurred as a result of the grant and would have been incurred even if the grant was not received, we have classified grant income as “Other Income”.
We have added to our disclosure in Note 1 to further clarify this accounting policy.
Part II. Information Not Required in Prospectus

Item 25. Other Expenses of Issuance and Distribution, page II-2
          38. Please revise your table to remove the $50,000 in estimated advertising expenses since advertising costs are a normal recurring operating expense and cannot be directly attributed to an offering of securities. Please also tell us the specific nature of the estimated $50,000 in consulting fees and why you believe that those costs are direct and incremental costs of the offering that should be netted against the offering proceeds. Refer to Item 511 of Regulation S-B and AICPA Technical Practice Aid 4110.01. To the extent that you revise your table of offering expenses, please ensure that you similarly revise your disclosures of estimated offering expenses throughout your document.
          Response: AIC 4110.01 provides that expenses incurred in the public sale of capital stock should be limited to the direct cost of issuing the security. Our advertising costs listed in our offering expense tables is limited to those advertising costs allowed for a public offering that are directly related to our offering. These advertising costs include the cost of radio, television and newspaper advertisements promoting our investor meetings. Additionally, our consulting costs are directly related to our offering. These costs are fees paid to consultants to develop our advertising strategy, to assist us in the purchase of advertisements and to assist us in developing and implementing our investor meeting strategies, such as when and where to hold the meetings.
Exhibits
          39. Please include a reference in the exhibit index to the consents for legal and tax counsel.
          Response: The prospectus has been revised as suggested.
Exhibit 4.2
          40. Please tell us why you want investors to certify the representation in paragraph E.6.n. Include an explanation of the legal benefits of the clause to you.
          Response: Certain state exemptions from registration require that investors have sufficient knowledge and experience in business and financial matters so as to be able to evaluate the merits and risks of an investment and that the investor believes that the investment in is suitable for the investor and that the investor can bear the economic risk of the purchase of units, including the total loss of the undersigned’s investment. In certain states, we may elect to rely on an exemption from registration, and, therefore, are asking investors to make such a representation.
Exhibit 5.1
     41. Please revise to opine on the corporate laws of the State of Iowa, including the statutory provisions, all applicable provisions of the Iowa Constitution, and reported judicial decisions interpreting these laws. Further, with your revised counsel’s opinion, please include the registration statement’s file number.
     Response: Exhibit 5.1 has been revised as suggested.

Exhibit 8.1
          42. Please revise the first sentence in the forth paragraph of the opinion to clarify that the statements as to matters of law and legal conclusions constitute, rather than reflect, your opinion.
          Response: Exhibit 8.1 has been revised as suggested.
Additional Updates and Changes by the Registrant
We would like to direct the Commission’s attention to additional updates and changes to Pre-Effective Amendment No. 2 to our registration statement on Form SB-2 as follows:
We have updated industry information where available.
We have added certain risk factors related to the biodiesel industry.
Other Non-Substantive Revisions
In addition to the above-described updates, we also made numerous minor formatting, grammar-related, and/or typographical revisions, none of which altered the substance of our registration statement.
Sincerely,
/s/ William T. Higdon
William T. Higdon, President
Enclosures.